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                                                                    EXHIBIT 12.0


                             COMPUWARE CORPORATION


                               FIRST AMENDMENT TO
                             1992 STOCK OPTION PLAN


  COMPUWARE CORPORATION, a Michigan corporation, hereby adopts the following amendment to the 1992 Stock Option Plan, in accordance with Paragraph 23 thereof, by replacing Paragraph 14 thereof with the following:


  14. TRANSFERABILITY OF STOCK OPTIONS AND STOCK APPRECIATION RIGHTS: Except as otherwise provided in this Paragraph 14 or to the extent determined by the Committee in its sole discretion (either by resolution or by a provision in, or amendment to, the option), (a) no option granted under the Plan to a Participant shall be transferable by such Participant otherwise than (1) by will, or (2) by the laws of descent and distribution or, (3) pursuant to a qualified domestic relations order as defined in the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder, and (b) such option shall be exercisable, during the lifetime of the Participant, only by the Participant.

 The Committee may, in its sole discretion, authorize all or a portion of the options granted to an optionee to be transferred by such optionee to, and to be exercised by, (i) the spouse, children or grandchildren of the optionee ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members, (iii) a partnership in which such Immediate Family Members are the only partners, or (iv) such other persons or entities as determined by the Committee, in its sole discretion, on such terms and conditions as the Committee, in its sole discretion, may determine; provided that (y) the stock option agreement pursuant to which such options are granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this Paragraph 14, and (z) subsequent transfers of transferred options shall be prohibited except for transfers the original optionee would be permitted to make (if he or she were still the owner of the option) in accordance with this Paragraph 14.

 Following transfer, any such options shall continue to be subject to the same terms and conditions as were applicable immediately before transfer, provided that for purposes of Paragraphs 11, 13, 19, and 23, the term "Participant" shall be deemed to refer to the transferee. The events of termination of employment of Paragraph 17 shall continue to be applied with respect to the original optionee, following which the options shall be exercisable by the transferee only to the extent, and for the periods, specified in Paragraph 17. The original optionee shall remain subject to withholding taxes and related requirements upon exercise provided in Paragraph 21. The Company shall have no obligation to provide any notice to any transferee, including, without limitation, notice of any termination of the option as a result of termination of the original optionee's employment with, or other service to, the Company.

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 No stock appreciation right granted under the Plan to a Participant shall be transferable by such Participant otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during the lifetime of the Participant, only by the Participant. Further, no stock appreciation right granted under the Plan to a Participant shall be pledged, hypothecated or otherwise encumbered by the Participant or used by the Participant as security for an obligation of the Participant or other person or entity.

 IN WITNESS WHEREOF, the undersigned has executed this First Amendment to 1992 Stock Option Plan as of July 16, 1997.


                              COMPUWARE CORPORATION


                              By: /s/ Thomas Costello Jr.
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                              Its: V.P. - Secretary
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